

April 2, 2015

<u>**Via E-mail**</u>

Bruce A. Toth, Esq.
Winston & Strawn LLP
35 W. Wacker Drive
Chicago, IL  60601

> **Re:    Superior Industries International, Inc.**
> **Additional Definitive Soliciting Materials**
> **Filed March 30, 2015**
> **File No. 001-06615**

Dear Mr. Stebbins:

   We have reviewed your filing and have the following comments.

1.   Please note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for such assertion or revise the statement. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. We note your disclosure that GAMCO is conducting "another needless, costly and distracting proxy contest to elect its own director candidates to your Board, despite the failure of similar attempts in 2013 and 2014."

   You may contact me at (202) 551-3619 with any questions.

                                        Sincerely,


                                        /s/ Daniel F. Duchovny
                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions